FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Previews Secure Work Space Technology for Third Party Platforms BlackBerry 10 Smartphones Approved for Use On U.S. Department of Defense Networks	3 3.

Document 1

May 2, 2013

FOR IMMEDIATE RELEASE

BlackBerry Previews Secure Work Space Technology for Third Party Platforms
Extending BlackBerry's trusted, gold standard security to separate work and personal data on iOS and Android smartphones and tablets

WATERLOO, ONTARIO -- BlackBerry® (NASDAQ:BBRY; TSX:BB), today confirmed its commitment to bringing a solution that will separate and secure work and personal data on mobile devices to third party platforms. Secure Work Space for iOS® and Android(TM) will be managed through BlackBerry(R) Enterprise Service 10, BlackBerry's multi-platform enterprise mobility management solution which builds upon more than a decade of enterprise and security expertise and is the most widely deployed mobility solution in enterprises today.

An update for BlackBerry Enterprise Service 10 will soon extend BlackBerry security capabilities for data-at-rest and data-in-transit and provide complete separation between work and personal data. The BlackBerry Secure Work Space solution includes secured client applications for email, calendar, contacts, tasks, memos, secure browsing and document editing for each device that is provisioned via BlackBerry Enterprise Service 10.

"With BlackBerry® Balance(TM) technology, we offer the industry's only true compromise-free separation of work and personal data and applications," said David J Smith, EVP, Enterprise Mobile Computing. "With Secure Work Space for iOS and Android devices, we're extending as many of these features as possible to other platforms, critical in today's Bring Your Own Device (BYOD) world. BlackBerry Enterprise Service 10 offers administrators a single, intuitive platform enabling them to effectively and securely manage a variety of devices while protecting their corporate assets and at the same time providing employees the flexibility they desire."

The Secure Work Space solution enables customers to save considerable effort and expense as they no longer need to configure and manage expensive VPN infrastructures to provide mobile device access to data and applications that reside behind their corporate firewalls. With end-to-end enterprise mobility management, a straightforward deployment process, and a global and flexible technical support model, BlackBerry offers a secure and reliable solution as the clear choice for enterprises and governments to support BYOD policies for iOS and Android platforms. Additional applications can easily be secured and added to the workspace, without the need to modify source code.

"The vast majority of smartphones on the market aren't adequately secure for corporate or government work," said Robert Enderle, Principal Analyst, Enderle Group. "Currently BlackBerry Enterprise Service 10 combined with BlackBerry Balance or Secure Work Space has the only volume solution which has been designed from the ground up to provide the security most IT departments require. With this announcement BlackBerry is expanding beyond their own top to bottom approach to security to address this need on other platforms. With this product BlackBerry is showcasing their security legacy by providing a stronger cross platform security solution than anyone else can in the market."
Closed beta testing for Secure Work Space has already started and general availability will be offered by the end of the second quarter, calendar year 2013. More details will be announced at the BlackBerry Live conference in May, 2013 in Orlando, Florida.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is currently listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
BlackBerry
Kim Geiger
519-597-7273
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

May 2, 2013

FOR IMMEDIATE RELEASE

BlackBerry 10 Smartphones Approved for Use On U.S. Department of Defense Networks

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced the U.S. Department of Defense (DoD) has approved BlackBerry® 10 smartphones and BlackBerry® PlayBook™ tablets with BlackBerry® Enterprise Service 10 to be used on DoD networks. Working with the Defense Information Systems Agency (DISA), BlackBerry 10 smartphones and BlackBerry PlayBook tablets have undergone successful testing through DoD labs leading to a subsequent listing on DISA's Unified Communications Approved Product List (UC APL).

The approval allows all DoD customers to use the BlackBerry® Z10 and BlackBerry® Q10 smartphones, and BlackBerry PlayBook tablets on DoD networks.

“IDC research shows that mobile security continues to be of utmost importance to government agencies around the globe,” said Stephen D. Drake, Program Vice President, Mobility & Telecom at IDC. “The U.S. Department of Defense’s strict security requirements are amongst the highest in the world, and this allows other government bodies to follow suit. The role of BlackBerry including devices and BlackBerry Enterprise Service 10 continues to be important and relevant for security conscious organizations.”

“BlackBerry 10 is ideal for our government customers because it offers a rich, highly responsive mobile computing experience, along with BlackBerry’s proven and validated security model – a combination that’s unmatched in the industry,” said Scott Totzke, SVP, BlackBerry Security at BlackBerry. “This approval will enable DoD customers to connect their BlackBerry Z10 or BlackBerry Q10 smartphones to DoD networks and securely access assets from work, while enjoying the wealth of consumer-oriented functionality that BlackBerry 10 brings to market.”

For more information about BlackBerry 10, please visit:  www.blackberry.com/BB10

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is currently listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
BlackBerry
Kim Geiger
519-597-7273
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or service.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 3, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO